

January 21, 2015

<u>Via E-mail</u>
Patricia P. Bearden
Treasurer
First Farmers and Merchants Corporation
816 South Garden Street
Columbia, Tennessee 38402-1148

>   **Re: First Farmers and Merchants Corporation**
>   **Item 4.02 Form 8-K**
>   **Filed January 16, 2015**
>   **File No. 000-10972**

Dear Ms. Bearden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.02 Form 8-K Dated January 15, 2015</u>

1. Please expand your filing to discuss the nature and materiality of the errors in accounting for your defined benefit post-retirement healthcare plan, when you plan on filing restated financial statements and how the identified errors impact your assessment that disclosure controls over financial reporting were effective at December 31, 2013.

2. Please expand your filing to discuss the nature and amount of certain other errors that may be corrected in connection with the restatement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief